Exhibit 99.3

TEKMIRA PHARMACEUTICALS

CORPORATION

Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

December 31, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in the United States of America and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safe-guarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and meets independently with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards and the public company accounting oversight board (United States), and express their opinion on the consolidated financial statements. Their examination includes a review of the Company’s system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in the United States of America. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Dr. Mark J. Murray	/s/ Ian C. Mortimer

Dr. Mark J. Murray	Ian C. Mortimer
President and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

March 30, 2011

AUDITORS’ REPORT TO THE DIRECTORS

To the Shareholders and Board of Directors

We have audited the accompanying consolidated financial statements of Tekmira Pharmaceuticals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tekmira Pharmaceuticals Corporation as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with generally accepted accounting principles in the United States of America.

Chartered Accountants

/s/ KPMG LLP

Vancouver, Canada

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	December 31 2010	December 31 2009 As adjusted (note 2)
Assets
Current assets:
Cash and cash equivalents	$12,346,010	$24,397,740
Accounts receivable	3,318,729	1,052,895
Accrued revenue	817,464	—
Deferred expenses	557,256	—
Investment tax credits receivable	403,580	280,132
Finished goods inventory	150,731	—
Prepaid expenses and other assets	315,057	226,981

Total current assets	17,908,827	25,957,748

Property and equipment (note 5)	3,113,416	3,321,041

Total assets	$21,022,243	$29,278,789

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$6,151,923	$5,653,827
Deferred revenue current portion (note 4)	1,982,264	1,162,437

Total current liabilities	8,134,187	6,816,264
Deferred revenue, net of current portion (note 4)	2,155,478	—

Total liabilities	10,289,665	6,816,264
Commitments and contingencies (note 10)
Stockholders’ equity:
Common shares (note 6)
Authorized - unlimited number with no par value
Issued and outstanding - 10,338,703 (2009 - 10,328,588)	229,491,529	229,426,757
Additional paid-in capital	30,151,810	29,531,049
Deficit	(248,910,761)	(236,495,281)

Total stockholders’ equity	10,732,578	22,462,525

Total liabilities and stockholders’ equity	$21,022,243	$29,278,789

Basis of presentation and future operations (note 1)

Business acquisition (note 3)

Subsequent event (note 14)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2010	2009 As adjusted (note 2)	2008 As adjusted (note 2)
Revenue (note 4)
Collaborations and contracts	$14,923,860	$13,831,916	$6,649,273
Licensing fees and milestone payments	514,129	596,500	5,082,303
License amendment payment (note 4(f))	5,916,750	—	—

	21,354,739	14,428,416	11,731,576

Expenses
Research, development, collaborations and contracts	22,133,983	17,764,379	16,123,203
General and administrative	4,780,745	4,152,540	4,404,028
Termination and restructuring expenses (note 8)	—	—	3,172,544
Depreciation of property and equipment	1,038,573	988,659	764,247
In-process research and development acquired from Protiva (note 3)	—	—	16,252,000
Loss on purchase and settlement of exchangeable and development notes (note 4(f))	5,916,750	—	—

	33,870,051	22,905,578	40,716,022

Loss from operations	(12,515,312)	(8,477,162)	(28,984,446)

Other income (losses)
Interest income	106,957	163,696	898,600
Impairment loss on goodwill (note 3)	—	—	(3,890,749)
Foreign exchange gains (losses)	(7,125)	(435,691)	2,056,192

Net loss and comprehensive loss	$(12,415,480)	$(8,749,157)	$(29,920,403)

Weighted average number of common shares
Basic and diluted	10,332,941	10,325,023	8,116,350

Loss per common share
Basic and diluted	$(1.20)	$(0.85)	$(3.69)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2007 as adjusted (note 2)	4,913,136	$195,317,270	$20,700,522	$(197,825,721)	$18,192,071

Stock-based compensation (note 6)	—	—	1,772,351	—	1,772,351

Issuance of common shares pursuant to exercise of options (note 6)	8,548	55,740	(25,623)	—	30,117

Issuance of common shares pursuant to acquisition of Protiva Biotherapeutics Inc. (note 3)	4,569,718	28,789,221	—	—	28,789,221

Common shares issuable upon exercise of Protiva Biotherapeutics Inc. stock options (note 3)	—	—	2,109,754	—	2,109,754

Issuance of common shares pursuant to private placement (note 3)	833,333	5,249,999	4,715,001	—	9,965,000

Net loss	—	—	—	(29,920,403)	(29,920,403)

Balance, December 31, 2008 as adjusted (note 2)	10,324,735	$229,412,230	$29,272,005	$(227,746,124)	$30,938,111

Stock-based compensation (note 6)	—	—	265,685	—	265,685

Issuance of common shares pursuant to exercise of options (note 6)	3,852	14,527	(6,641)	—	7,886

Net loss	—	—	—	(8,749,157)	(8,749,157)

Balance, December 31, 2009 as adjusted (note 2)	10,328,588	$229,426,757	$29,531,049	$(236,495,281)	$22,462,525

Stock-based compensation (note 6)	—	—	650,620	—	650,620

Issuance of common shares pursuant to exercise of options (note 6)	10,115	64,772	(29,859)	—	34,913

Net loss	—	—	—	(12,415,480)	(12,415,480)

Balance, December 31, 2010	10,338,703	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2010	2009	2008
		As adjusted (note 2)	As adjusted (note 2)
OPERATIONS
Loss for the year	$(12,415,480)	$(8,749,157)	$(29,920,403)
Items not involving cash:
Depreciation of property and equipment	1,038,573	988,659	764,247
Stock-based compensation expense (note 6)	650,620	265,685	1,772,351
Impairment loss on goodwill	—	—	3,890,749
Foreign exchange (gains) losses arising on foreign currency cash balances	7,187	325,742	(1,501,722)
Net change in non-cash operating items:
Accounts receivable	(2,265,834)	(420,456)	2,310,444
Accrued revenue	(817,464)	—	—
Deferred expenses	(557,256)	—	—
Investment tax credits receivable	(123,448)	124,321	(102,574)
Inventory	(150,731)	174,524	38,495
Prepaid expenses and other assets	(88,076)	(126,621)	91,367
Accounts payable and accrued liabilities	498,096	1,180,215	923,691
Deferred revenue	2,975,305	703,343	(4,596,557)

	(11,248,508)	(5,533,745)	(26,329,912)

INVESTMENTS
Proceeds from (acquisition of) short-term investments, net	—	5,730,507	2,606,652
Acquisition of property and equipment	(830,948)	(1,699,508)	(1,176,160)
In-process research and development acquired through acquisition of Protiva (note 3)	—	—	16,252,000
Cash acquired through acquisition of Protiva Biotherapeutics Inc., net of acquisition costs (note 3)	—	—	2,519,095

	(830,948)	4,030,999	20,201,587

FINANCING
Issuance of common shares pursuant to private placements (note 3)	—	—	9,965,000
Issuance of common shares pursuant to exercise of options	34,913	7,886	30,117
Repayment of obligations under capital leases	—	—	(75,688)

	34,913	7,886	9,919,429

Foreign exchange gains (losses) arising on foreign currency cash balances	(7,187)	(325,742)	1,501,722

Decrease in cash and cash equivalents	(12,051,730)	(1,820,602)	5,292,826
Cash and cash equivalents, beginning of year	24,397,740	26,218,342	20,925,516

Cash and cash equivalents, end of year	$12,346,010	$24,397,740	$26,218,342

Supplemental cash flow information

Interest paid	$—	$—	$3,668
Investment tax credits received	$36,613	$275,965	$—
Fair value of shares issued to Protiva Biotherapeutics Inc. shareholders pursuant to business acquisition (note 3)	$—	$—	$28,789,221
Fair value of shares reserved for the exercise of Protiva Biotherapeutics Inc. stock options (note 3)	$—	$—	$2,109,754

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

1.	Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

2.	Significant accounting policies

Basis of presentation

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation (“Inex”). Pursuant to a “Plan of Arrangement” effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008 (note 3). All intercompany transactions and balances have been eliminated on consolidation.

The Company previously prepared its consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) and provided a supplemental reconciliation to United States of America GAAP (U.S. GAAP). Effective December 31, 2010, the Company prepared its consolidated financial statements under U.S. GAAP. These audited consolidated financial statements have been prepared by management in accordance with U.S. GAAP and are presented in Canadian dollars. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These policies are consistent with Canadian GAAP in all material respects for the Company, except as described and reconciled in note 15.

On November 4, 2010 the Company’s common shares were consolidated on a basis of five current common shares for one new common share. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common stock consolidation on a retroactive basis.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of goodwill, the valuation of acquired in-process research and development, the useful lives of property and equipment for the purpose of amortization, recognition of revenue, stock-based compensation, and the amounts recorded as accrued liabilities.

Cash and cash equivalents

Cash and cash equivalents are all highly liquid instruments with an original maturity of three months or less when purchased. Cash equivalents are recorded at cost plus accrued interest. The carrying value of these cash equivalents approximates their fair value.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Fair value of financial instruments

We measure certain financial instruments and other items at fair value. Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings. Upon adoption of this policy on January 1, 2008, we did not elect to apply the fair value option to any of our eligible instruments; therefore there was no impact on our consolidated financial statements.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset of liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities and promissory notes.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Inventory

Inventory includes materials assigned for the manufacture of products for collaborative partners and manufacturing costs for products awaiting acceptance by collaborative partners. Inventory is carried at the lower of cost and net realizable value. The cost of inventories includes all costs of purchase, costs of manufacturing and other costs incurred in bringing the inventories to their present location and condition.

Property and equipment

Property and equipment is recorded at cost less impairment losses, accumulated depreciation, related government grants and investment tax credits. The Company records depreciation using the straight-line method over the estimated useful lives of the capital assets as follows:

Rate
Laboratory equipment	5 years
Computer and office equipment	2-5 years
Furniture and fixtures	5 years

Leasehold improvements are depreciated over their estimated useful lives but in no case longer than the lease term, except where lease renewal is reasonably assured. Assets held under capital leases that do not allow for

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

ownership to pass to the Company are depreciated using the straight-line method over their useful life, not exceeding the lease term.

Intangible assets

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Impairment of long-lived assets

If there is a major event indicating that the carrying value of property and equipment may be impaired then management will perform an impairment test and if the recoverable value, based on undiscounted future cash flows, exceeds carrying value then such assets are written down to their fair values.

Revenue recognition

The Company earns revenue from research and development collaboration and contract services, licensing fees and milestone payments. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values or are recognized as a single unit of accounting when relative fair values are not determinable. Non-refundable payments received under collaborative research and development agreements are recorded as revenue as services are performed and related expenditures are incurred. Non-refundable upfront license fees from collaborative licensing and development arrangements are recognized as the Company fulfills its obligations related to the various elements within the agreements, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit is being conferred. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

Revenue earned under research and development manufacturing collaborations where the Company bears some or all of the risk of a product manufacturing failure is recognized when the purchaser accepts the product and there are no remaining rights of return.

Revenue earned under research and development collaborations where the Company does not bear any risk of product manufacturing failure is recognized in the period the work is performed.

Revenue and expenses under the contract with the United States Government are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive loss as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses. Expenses accrued under the contract but not yet invoiced are recorded in the Company’s balance sheet as accrued liabilities and accrued revenues. Equipment purchased under the contract is recorded to the Company’s balance sheet as deferred expense and deferred revenue and amortized, on a straight-line basis, over the life of the contract.

Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded on the balance sheet as deferred revenue. Revenue meeting recognition criteria but not yet received or receivable is recorded on the balance sheet as accrued revenue.

Leases and lease inducements

Leases entered into are classified as either capital or operating leases. Leases which substantially transfer all benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Lease inducements represent leasehold improvement allowances and reduced or free rent periods and are amortized on a straight-line basis over the term of the lease and are recorded as a reduction of rent expense.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Research and development costs

Research and development costs, including acquired in-process research and development expenses for which there is no alternative future use, are charged as an expense in the period in which they are incurred.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

Government assistance

Government assistance provided for current expenses is included in the determination of income or loss for the year, as a reduction of the expenses to which it relates. Government assistance towards the acquisition of property and equipment is deducted from the cost of the related property and equipment.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. For the Company and its integrated subsidiaries (Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc.), foreign currency monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. The previous month’s closing rate of exchange is used to translate revenue and expense transactions. Exchange gains and losses are included in income or loss for the period.

Future income taxes

Income taxes are accounted for using the asset and liability method of accounting. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws or rates is included in earnings in the period that includes the enactment date. When realization of future income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

Stock-based compensation

The Company grants stock options to employees and directors pursuant to a share incentive plan described in note 6. Compensation expense is recorded for issued stock options using the fair value method with a corresponding increase in additional paid-in capital. Any consideration received on the exercise of stock options is credited to share capital.

The fair value of stock options is typically measured at the grant date and amortized on a straight-line basis over the vesting period.

Segment information

The Company operates in a single reporting segment, the research and development of RNA interference therapeutics. Substantially all of the Company’s revenues to date were earned in the United States. Substantially of the Company’s premises, property and equipment is located in Canada.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. It is not expected the adoption of this pronouncement will have a material impact on the Company’s financial condition, results of operations or cash flows.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating this new consensus.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. The Company does not expect the adoption of this pronouncement to have a material impact on its financial condition, results of operations or cash flows.

3.	Business acquisition

On May 30, 2008, the Company completed the acquisition of 100% of the outstanding shares of Protiva Biotherapeutics, Inc. (“Protiva”), a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA (“siRNA”), for $31,761,255. Concurrent with the acquisition, the Company entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc. (collectively “Roche”).

The acquisition of Protiva and related financing and other transactions were first announced by the Company on March 30, 2008 and the acquisition closed on May 30, 2008.

The primary purpose of the Protiva acquisition is to give the Company broader technology and intellectual property in the field of lipid nanoparticle delivery, including the delivery of siRNA as well as RNAi product candidates.

Cost of acquisition

The Company issued 4,569,718 common shares to acquire 100% of the outstanding shares of Protiva. The fair value of the Company’s shares has been determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange from March 27, 2008 to April 2, 2008, being $6.30 per share. The Company used the Black-Scholes option pricing model to estimate the fair value of the 350,459 shares reserved at the acquisition date for the exercise of assumed Protiva stock options using the following weighted average assumptions: dividend yield of 0%; risk free interest rate of 3.03%; volatility factor of the expected market price of the Company’s common stock of 131%; and a weighted average expected life of the options of six years.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Protiva are consolidated with those of the Company from May 30, 2008. Total fair

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

value of the consideration given was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

Cost of acquisition:
Common shares issued	$28,789,221
Common shares issuable upon exercise of Protiva stock options	2,109,754
Direct acquisition costs	862,280

$31,761,255

Allocated at estimated fair values:
Cash	$3,381,375
Short-term investments	8,337,159
Accounts receivable	1,148,928
Prepaid expenses and other assets	82,573
Investment tax credit receivable	275,695
Property and equipment	635,911
In-process research and development	16,252,000
Goodwill	3,890,749
Accounts payable and accrued liabilities	(1,794,500)
Deferred revenue	(448,635)

$31,761,255

Allocation of fair values

A valuation of Protiva’s property and equipment and in-process research and development was completed.

The Company used the income approach and considered potential cash flows from both internal and partnered products to determine the fair value of the in-process research and development. The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill.

Various factors contributed to the establishment of goodwill, including: the value of Protiva’s highly skilled and knowledgeable work force as of the acquisition date; the expected revenue growth over time that is attributable to new and expanded collaborative partnerships; and the synergies expected to result from combining workforces and infrastructures.

At September 30, 2008 the Company carried out a goodwill impairment test. Based on the Company’s evaluation, including its market capitalization as at September 30, 2008 the Company determined that the fair value of goodwill was nil and an impairment loss of $3,890,749 was recorded in the statement of operations and comprehensive loss.

The in-process research and development acquired includes licenses and intellectual property. The in-process research and development was expensed in the Company’s consolidated statement of operations and comprehensive loss at the time of acquisition as it has no alternative future use.

The Company does not anticipate a future tax liability as a result of the differences between the tax values and allocated fair values of the assets, based on available tax deductions. At the time of the acquisition, Protiva had approximately $19,000,000 of unused non-capital losses available to reduce taxable income of future years and expiring between 2008 and 2027 and approximately $1,000,000 of investment tax credits available to reduce income taxes of future years expiring between 2011 and 2027. Furthermore, Protiva had Scientific Research and Experimental Development expenditures of approximately $11,500,000 available for carry-forward indefinitely against future taxable income. The tax value of goodwill arising on the acquisition is approximately $2,918,000. The potential income tax benefits relating to these future tax assets have not been recognized in the purchase price allocation as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in payments from a certain third party. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company at the acquisition, the US$12,000,000 receivable and the related promissory notes payable are not included in the purchase equation above and are not recorded in the Company’s consolidated balance sheet.

Private placement investment

Concurrent with the acquisition, the Company completed a private placement investment of 416,667 newly issued common shares for $4,965,000 (US$5,000,000, US$12.00 per share) with Alnylam Pharmaceuticals, Inc. (“Alnylam”) and a private placement investment of 416,667 newly issued common shares for $5,000,000 (CAD$12.00 per share) with a Roche affiliate for an aggregate investment of $9,965,000. The fair value of the Company’s shares issued to Alnylam and the Roche affiliate of $5,249,999 ($6.30 per share) was determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange on the five days around the March 30, 2008 acquisition and investment announcement being March 27, 2008 to April 2, 2008 and has been recorded as share capital. Based on this fair value, the share premium paid by Alnylam and the Roche affiliate was an aggregate of $4,715,001 and has been recorded as additional paid-in capital.

Pro forma information

The following pro forma information presents the Company’s operating results by giving effect to the purchase price allocations set out above as if the acquisition had been completed as of January 1, 2008. The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2008 or that may be obtained in the future. If the acquisition of Protiva had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

2008

Revenue	$12,905,944

Net loss and comprehensive loss	(40,072,388)

Loss per common share, basic and diluted	$(4.94)

4.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Year ended December 31
	2010	2009	2008
Collaborations and contracts
Alnylam (a)	$6,258,535	$8,831,250	$6,079,681
U.S. Government (b)	3,560,711	—	—
Roche (c)	4,499,689	4,757,842	159,465
BMS (d)	227,995	165,776	359,112
Other RNAi collaborators (e)	376,930	77,048	—
Talon (f)	—	—	51,015

Total research and development collaborations and contracts	14,923,860	13,831,916	6,649,273

Alnylam licensing fees and milestone payments (a)	514,129	596,500	5,082,303
Talon license amendment payment (f)	5,916,750	—	—

Total revenue	$21,354,739	$14,428,416	$11,731,576

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The following table sets forth deferred collaborations and contracts revenue:

	December 31
	2010	2009
Alnylam (a)	$—	$35,987
U.S. Government (b)	760,924	—
Roche (c)	40,232	792,583
BMS current portion (d)	1,181,108	333,867
Deferred revenue, current portion	1,982,264	1,162,437

BMS long-term portion(d)	2,155,478	—

Total deferred revenue	$4,137,742	$1,162,437

(a) License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property. Under the Alnylam Cross-License, Alnylam was required to make collaborative research payments at a minimum rate of US$2,000,000 per annum for the provision of the Company’s research staff. The research collaboration under the Alnylam Cross-License expired on August 13, 2009.

Research and development collaboration with Alnylam

Up until December 31, 2008, Alnylam was making collaborative agreement payments to both Tekmira and Protiva. Effective January 1, 2009, all collaborative research with Alnylam is performed under the Alnylam Cross-License and manufacturing is performed under a manufacturing agreement (the “Alnylam Manufacturing Agreement”). Under the Alnylam Manufacturing Agreement the Company continues to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum for the provision of staff of $11,200,000 over the three years commencing January 1, 2009.

Licensing fees and milestone payments

In 2007, under the Alnylam License and Collaboration, the Company received 361,990 newly issued shares of Alnylam common stock which the Company sold for the net amount of $8,938,867 (US$7,594,619) and a subsequent cash payment of $475,720 (US$405,381) to bring the total up-front payment to $9,414,587 (US$8,000,000). Under a license agreement with the University of British Columbia (“UBC”), the Company made a milestone payment of $941,459, in respect of the up-front payment from Alnylam. In accordance with the Company’s revenue recognition policy, the up-front payment of $9,414,587 and the milestone payment to UBC of $941,459, were deferred and were amortized on a straight-line basis to licensing fee revenue and expense respectively to December 31, 2008, the period over which the Company provided research support under the Alnylam License and Collaboration.

Alnylam has provided non-exclusive access to the Company’s lipid nanoparticle intellectual property to F. Hoffman-La Roche Ltd (“Roche”) and Takeda Pharmaceutical Company Limited (“Takeda”). The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam. Of the US$16,000,000 potential milestone payments, US$4,500,000 relate to pre-regulatory approval milestones and US$11,500,000 relate to the milestones of regulatory approval and cumulative product sales of over US$500,000,000.

In the year ended December 31, 2010 the Company received a $514,129 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-TTR01 Phase 1 human clinical trial. In the year ended December 31, 2009, the Company received a $596,500 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-VSP Phase 1 human clinical trial.

(b) Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. If the contract is not completed as originally budgeted then the incentive fee may be increased or decreased.

(c) Roche collaboration

On May 11, 2009 the Company announced a product development agreement with Roche (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche was to pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s lipid nanoparticle technology through to the filing of an Investigational New Drug (“IND”) application.

Under the Roche Product Development Agreement Roche is paying the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates is recorded in the period that Roche was invoiced for those costs. The difference between service revenue recognized and cash received is recorded in the Company’s balance sheet as deferred revenue.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with the Company. As at December 31, 2010, the Company retained a deferred revenue balance sufficient to cover the cost of completing those stability studies.

Under a separate February 11, 2009 research agreement with Roche the Company received $923,151 (US$765,000) that was recorded as revenue in 2009.

(d) Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb will use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticles (“LNPs”) to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company will be required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(e) Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(f) Agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) and related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Talon including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan).

On May 27, 2009, the Talon License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the Talon License Agreement was amended a second time such that Talon paid $5,916,750 (US$5,750,000) in consideration for reducing certain future payments associated with the product candidates. The payment of $5,916,750 has been recorded as license amendment revenue. The Company is now eligible for future Talon milestones of up to US$19,000,000 upon achievement of further development and regulatory milestones and is also eligible to receive royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the Talon License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. The Company has no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Talon.

(g) Aradigm Corporation (“Aradigm”)

The Company entered into a licensing agreement with Aradigm on December 8, 2004 under which Aradigm licensed certain of the Company’s technology. Under this agreement, the Company is eligible to receive up to US$4,750,000 in milestone payments for each disease indication, to a maximum of two, pursued by Aradigm as well as royalties on product revenue resulting from products utilizing the licensed technology. The milestone payments are only payable twice regardless of the number of disease indications pursued.

In 2007 the Company recorded a US$250,000 payment from Aradigm. The Company has not received any subsequent payments from Aradigm.

(h) License agreement with Merck & Co., Inc. (“Merck”)

As a result of the acquisition of Protiva the Company received a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales. The license agreement with Merck was entered into as part of a settlement of litigation between Protiva and a Merck subsidiary.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Merck has granted a license to the Company to certain of its intellectual property.

5.	Property and equipment

December 31, 2010	Cost	Accumulated depreciation and impairment	Net book value
Laboratory equipment	$7,668,582	$(6,554,699)	$1,113,883
Leasehold improvements	7,256,186	(5,730,396)	1,525,790
Computer and office equipment	3,080,100	(2,621,522)	458,578
Furniture and fixtures	664,029	(648,864)	15,165

	$18,668,897	$(15,555,481)	$3,113,416

December 31, 2009	Cost	Accumulated depreciation and impairment	Net book value
Laboratory equipment	$7,352,191	$(6,116,631)	$1,235,560
Leasehold improvements	5,671,752	(4,377,986)	1,293,766
Computer and office equipment	3,248,679	(2,478,688)	769,991
Furniture and fixtures	662,242	(640,518)	21,724

	$16,934,864	$(13,613,823)	$3,321,041

6.	Share capital

(a)	Authorized

The Company’s authorized share capital consists of an unlimited number of common and preferred shares without par value.

(b)	Consolidation of common shares

On November 4, 2010 the Company’s common shares were consolidated on a basis of five current common shares for one new common share. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common stock consolidation on a retroactive basis.

(c)	Stock-based compensation

The Company has two stock option plans, the 1996 Stock Option Plan and a Protiva Option Plan.

1996 Stock Option Plan

Under the Company’s 1996 Stock Option Plan the Board of Directors may grant options to employees and directors. The exercise price of the options is determined by the Company’s Board of Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted generally vest over three years for employees and immediately for directors.

Concurrent with the announcement of the acquisition of Protiva on March 28, 2008, the Company’s Board approved the accelerated vesting of all options outstanding under the Company’s 1996 Share Option Plan such

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

that all options outstanding at that date became fully vested and exercisable. Any stock based compensation expense not yet recognized with respect to the options with accelerated vesting was recognized on May 30, 2008, the date that Protiva was acquired.

On May 28, 2008 and May 12, 2009, the shareholders of the Company approved increases to the number of shares reserved for issuance under the Company’s 1996 Stock Option Plan of 297,400 and 266,200, respectively, thereby increasing the maximum common shares available under the plan to 1,369,255 of which 193,965 common shares remain available for future allocation as at December 31, 2010.

Stock option activity for the Company’s 1996 Stock Option Plan

	Number of optioned common shares	Weighted average exercise price	Aggregate intrinsic value
Balance, December 31, 2007	522,699	$17.40	$1,205,332
Options granted	526,990	4.25
Options exercised	(8,548)	3.50	25,550
Options forfeited, cancelled or expired	(123,456)	7.95

Balance, December 31, 2008	917,685	11.25	32,546
Options granted	2,640	4.85
Options exercised	(3,852)	2.05	11,515
Options forfeited, cancelled or expired	(50,845)	30.90

Balance, December 31, 2009	865,628	10.10	705,885
Options granted	275,225	4.40
Options exercised	(9,548)	3.63	29,320
Options forfeited, cancelled or expired	(47,873)	27.38

Balance, December 31, 2010	1,083,432	$7.95	$756,628

Options under the 1996 Stock Option Plan expire at various dates from January 7, 2011 to December 16, 2020.

The following table summarizes information pertaining to stock options outstanding at December 31, 2010 under the Company’s 1996 Stock Option Plan:

		Options outstanding December 31, 2010		Options exercisable December 31, 2010
Range of Exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$1.50 to $2.80	156,236	7.9	$1.72	114,189	$1.73
$3.00 to $3.85	323,970	7.5	3.51	223,760	3.35
$4.05 to $4.67	121,213	8.8	4.67	60,786	4.66
$5.35 to $5.90	285,292	6.8	5.56	284,595	5.56
$6.45 to $8.90	118,586	6.4	6.96	100,084	6.77
$10.40 to $70.50	78,135	2.0	54.16	78,135	54.16

$1.50 to $70.50	1,083,432	7.0	$7.95	861,549	$8.96

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2010 is as follows:

	Number of optioned common shares	Weighted average fair value

Non-vested at December 31, 2009	111,552	$2.05
Options granted	275,225	3.82
Options vested	(153,982)	3.04
Options forfeited	(10,912)	3.73

Non-vested at December 31, 2010	221,883	$3.47

The weighted average remaining contractual life for options expected to vest at December 31, 2010 was 9.0 years and the weighted average exercise price for these options was $4.02 per share.

The aggregate intrinsic value of options expected to vest as at December 31, 2010 was $175,905 (December 31, 2009 - $197,827; December 31, 2008 - $24,369).

The total fair value of options that vested during the year ended December 31, 2010 was $468,105 (2009 - $496,263; 2008 - $1,621,341).

At December 31, 2010, there were 861,549 options exercisable (December 31, 2009 – 754,076; December 31, 2008 – 681,692) with a weighted average exercise price of $1.79. The weighted average remaining contractual life of exercisable options as at December 31, 2010 was 6.5 years. The aggregate intrinsic value of options exercisable at December 31, 2010 was $573,008.

Valuation assumptions for the Company’s 1996 Stock Option Plan

The fair value of stock options at date of grant, based on the following assumptions, was estimated using the Black-Scholes option-pricing model. Assumptions on the dividend yield are based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Assumptions about the Company’s expected stock-price volatility are based on the historical volatility of the Company’s publicly traded stock. The risk-free interest rate used for each grant is equal to the zero coupon rate for instruments with a similar expected life. Expected life assumptions are based on the Company’s historical data. The Company currently expects, based on an analysis of its historical forfeitures, that no options will be forfeited by senior employees and that approximately 94% of its options issued to non-senior employees will ultimately vest, and based on a three year vesting period has applied an annual forfeiture rate of 2.0% to all unvested options held by non-senior employees as of December 31, 2010. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Year ended December 31
	2010	2009	2008

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	116.9%	144.0%	123.2%
Risk-free interest rate	2.6%	2.5%	2.8%
Expected average option term	6.6 years	5.0 years	7.2 years
Fair value of options granted	$3.82	$4.35	$3.85

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Stock-based compensation expense for the Company’s 1996 Stock Option Plan

An expense for stock-based compensation for options awarded to employees and calculated in accordance with the fair value method has been recorded in the consolidated statements of operations and comprehensive loss as follows:

	Year ended December 31
	2010	2009	2008

Research, development, collaborations and contracts expenses	$533,508	$207,234	$1,329,263
General and administrative expenses	117,112	58,451	443,088

Total	$650,620	$265,685	$1,772,351

At December 31, 2010, there remains $611,076 of unearned compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of approximately 12 months.

Protiva Option Plan

On May 30, 2008, as a condition of the acquisition of Protiva Biotherapeutics Inc., a total of 350,457 common shares of the Company were reserved for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, were fully vested as of May 30, 2008, expire at various dates from January 22, 2011 to March 1, 2018 and upon exercise each option will be converted into approximately 0.6752 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). The Protiva Options are not part of the Company’s 1996 Stock Option Plan and the Company is not permitted to grant any further Protiva Options. To December 31, 2009, none of the Protiva Options had been exercised, forfeited or cancelled.

The following table sets forth outstanding options under the Protiva Option Plan:

	Number of Protiva Options	Equivalent number of Company common shares	Weighted average exercise price

Balance, December 31, 2008 and 2009	519,073	350,457	$0.30

Options exercised	(850)	(574)	0.30
Options forfeited, cancelled or expired	—	—	0.30

Balance, December 31, 2010	518,223	349,883	$0.30

The weighted average remaining contractual life of exercisable Protiva Options as at December 31, 2010 was 4.7 years.

The aggregate intrinsic value of Protiva Options outstanding at December 31, 2010 was $1,469,509. The intrinsic value of Protiva Options exercised in the year ended December 31, 2010 was $2,688 (2009 - $nil; 2008 - $nil).

7.	Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been netted against research and development expenses.

Government grants for the year ended December 31, 2010 include $191,194 in funding from the US Army Medical Research Institute for Infectious Diseases (2009 - $775,292; 2008 - $239,031).

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2010 is $196,556 (2009 - $139,502; 2008 - $128,758).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

8.	Termination and restructuring expenses

In May 2008, as a condition of closing the business combination with Protiva (note 3) the employment contract of the Company’s previous Chief Executive Officer was terminated and an expense of $1,984,266 was recorded. The termination sum was paid out as salary continuance until August 31, 2010. There was no remaining unpaid balance as at December 31, 2010 (December 31, 2009 - $608,550; December 31, 2008 - $1,484,757).

In October 2008, as part of the integration of the operations of Tekmira and Protiva, the Company completed a restructuring that resulted in a reduction in workforce of 15 employees. The Company recorded an expense of $1,188,278 in respect of these 15 employees. As at December 31, 2010 there was no remaining unpaid balance (December 31, 2009 - $5,284; December 31, 2008 - $235,393).

9.	Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 28.5% (year ended December 31, 2009 – 30.0%; 2008 – 31.0%) to the loss before income taxes as shown in the following tables:

	Year ended December 31
	2010	2009	2008
Computed taxes (recoveries) at Canadian federal and provincial tax rates	$(3,538,412)	$(2,624,747)	$(9,275,325)
Difference due to change in enacted tax rates	—	635,462	237,731
Permanent and other differences	1,409,918	927,938	(200,276)
Change in valuation allowance	2,880,000	1,061,347	9,237,870
Utilization of non-capital loss carryforwards	(751,506)	—	—

Income tax (recovery) expense	$—	$—	$—

As at December 31, 2010, the Company has investment tax credits available to reduce Canadian federal income taxes of $9,277,707 (December 31, 2009 - $5,304,810) and provincial income taxes of $4,470,380 (December 31, 2009 - $2,781,784) and expiring between 2011 and 2030.

At December 31, 2010, the Company has scientific research and experimental development expenditures of $44,061,609 (December 31, 2009 - $27,483,678) available for indefinite carry-forward and $18,991,636 (December 31, 2009 - $23,758,157) of net operating losses due to expire between 2015 and 2030 and which can be used to offset future taxable income in Canada.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Significant components of the Company’s future tax assets are shown below:

	December 31
	2010	2009
Future tax assets:
Non-capital loss carry-forwards	$4,088,000	$5,940,000
Research and development deductions	11,015,000	6,871,000
Book amortization in excess of tax	2,938,000	3,436,000
Share issue costs	146,000	213,000
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	1,034,000	291,000
Tax value in excess of accounting value in lease inducements	87,000	124,000
Provincial investment tax credits	1,082,000	629,000
Accounting value in excess of tax value in intangible assets	75,000	81,000

Total future tax assets	20,465,000	17,585,000

Valuation allowance	(20,465,000)	(17,585,000)

Net future tax assets	$—	$—

Under a Plan of Arrangement (Note 2) completed on April 30, 2007, Inex’s non-capital losses and scientific research and experimental development pool of undeducted expenditures as well as the federal non-refundable investment tax credits generated from the business through April 30, 2007 are not available to the Company. The balances at December 31, 2010 represent the balances available to the Company.

The potential income tax benefits relating to the future tax assets shown in the table have not been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2010 and December 31, 2009.

10.	Commitments and contingencies

Property lease

Effective July 29, 2009 the Company signed an amendment to the operating lease for its laboratory and office premises. The amended lease expires in July 2014 but the Company has the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease included a signing incentive payment. In accordance with the Company’s accounting policy the signing incentive payment is being amortized on a straight-line basis over the term of the amended lease.

Following the lease amendment the minimum commitment, contracted sub-lease income and net commitment for rent and estimated operating costs, are as follows:

	Lease commitment	Sub-lease income	Net commitment
Year ended December 31, 2011	$1,285,000	$(194,000)	$1,091,000
Year ended December 31, 2012	1,285,000	(186,000)	1,099,000
Year ended December 31, 2013	1,285,000	—	1,285,000
Year ended December 31, 2014	750,000	—	750,000

	$4,605,000	$(380,000)	$4,225,000

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The Company’s lease expense, net of sub-lease income, for the year ended December 31, 2010 of $931,606 has been recorded in the consolidated statements of operations and comprehensive loss in research, development, collaborations and contracts and general and administrative expenses (2009 - $1,008,290; 2008 - $1,447,850).

The Company has netted $194,281 of sub-lease income against lease expense in the year ended December 31, 2010 (year ended December 31, 2009 - $191,376; 2008 - $208,518).

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at December 31, 2010, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties of between 0.375% and 5% on the share of future product revenue, if any, for Marqibo that is received by the Company. To December 31, 2010 the Company has not made any royalty payments to TPC.

Contingently payable promissory notes

The Company has a contingent liability of US$12,000,000 in regard to certain promissory notes and has a related, equal and offsetting contingent asset receivable from a third party as described in note 3.

11.	Related party transactions

Research, development, collaborations and contracts expenses in the year December 31, 2009 include $44,415 of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (“Ricerca”) whose Chief Executive Officer is also a director of the Company (year ended December 31, 2010 - $nil; year ended December 31, 2008 - $nil). There was no balance in accounts payable and accrued liabilities at December 31, 2010 in respect of Ricerca (December 31, 2009 - $nil). There were no related party transactions in the year ended December 31, 2010.

12.	Concentrations of business risk

Credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at December 31, 2010 were $2,031,980 and represent 61% of total accounts receivable as at that date (December 31, 2009 - $nil). Accounts receivable from Alnylam as at December 31, 2010 were $836,655 and represent 20% of total accounts receivable as at that date (December 31, 2009 - $398,658 and 38%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at December 31, 2010 was the accounts receivable balance of $3,318,729 (December 31, 2009 - $1,052,895).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The aging of accounts receivable at the reporting date was:

	December 31
	2010	2009
Current	$3,318,729	$898,859
Past due 0-30 days	—	154,036

	$3,318,729	$1,052,895

Significant collaborators and customers risk

We depend on a small number of collaborators and customers for a significant portion of our revenues (see note 4).

Liquidity Risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, for example payments to suppliers. The Company ensures sufficient liquidity through the management of net working capital and cash balances.

The Company’s liquidity risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to liquidity risk on its liquid assets through maintaining its cash and cash equivalent deposits with high-credit quality financial institutions. Due to the nature of these investments, the funds are available on demand to provide optimal financial flexibility.

The Company believes that its current sources of liquidity are sufficient to cover its likely applicable short term cash obligations. The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments funds available less accounts payable and accrued liabilities.

	December 31
	2010	2009
Cash, cash equivalents and short term investments	$12,346,010	$24,397,740
Less: Accounts payable and accrued liabilities	(6,151,923)	(5,653,827)

	$6,194,087	$18,743,913

Foreign currency risk

The Company’s revenues and operating expenses are denominated in both Canadian and US dollars so the results of the Company’s operations are subject to currency transaction and translation risk.

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the Company’s income or loss and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company manages its US dollar exchange rate risk by using cash received from US dollar revenues to pay US dollar expenses and by limiting its holdings of US dollar cash and cash equivalent balances to working capital levels. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The Company’s exposure to US dollar currency expressed in Canadian dollars was as follows:

	December 31
	2010	2009
Cash and cash equivalents	$1,067,205	$293,027
Accounts receivable	2,042,065	520,892
Accounts payable and accrued liabilities	(3,485,715)	(1,765,874)

	$(376,445)	$(951,955)

An analysis of the Company’s sensitivity to foreign currency exchange rate movements is not provided in these financial statements as a large proportion of the Company’s foreign currency purchases are reimbursed by collaborators and customers so mitigates the Company’s foreign currency risk.

13. Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	December 31
	2010	2009
Trade accounts payable	$3,035,273	$2,090,672
Research and development accruals	1,241,630	1,246,053
Professional fee accruals	1,030,405	548,551
Executive termination cost accrual	—	608,550
Restructuring cost accruals	34,999	40,283
Deferred lease inducements	346,098	495,229
Other accrued liabilities	463,518	624,489

	$6,151,923	$5,653,827

14.	Subsequent event

On March 16, 2011, the Company announced that it had filed a complaint against Alnylam Pharmaceuticals, Inc. for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with the Company to engage in inappropriate and harmful conduct concerning the Company’s proprietary lipid nanoparticle siRNA delivery technology, resulting in damage to the Company’s intellectual property and business interests.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

15.	Reconciliation of Generally Accepted Accounting Principles (GAAP)

The Company prepares its consolidated financial statements in accordance with U.S. GAAP, which, as applied in these consolidated financial statements, conform in all material respects to Canadian GAAP, except as summarized below:

Reconciliation of net loss and comprehensive loss

The application of Canadian GAAP would have the following effects on the net loss and comprehensive loss as reported:

	Year ended December 31
	2010	2009	2008
Net loss and comprehensive loss for the period, U.S. GAAP	$(12,415,480)	$(8,749,157)	$(29,920,403)
Adjustment for in–process research and development	(1,015,750)	(1,015,750)	15,659,479

Net loss and comprehensive loss for the period, Canadian GAAP	$(13,431,230)	$(9,764,907)	$(14,260,924)

Basic and diluted loss per common share, Canadian GAAP	$(1.30)	$(0.95)	$(1.76)

The application of Canadian GAAP would have the following effects on the balance sheet as reported:

Intangible assets
	December 31
	2010	2009	2008
Intangible assets, U.S. GAAP	$—	$—	$—
Adjustments for in–process research and development	13,627,979	14,643,729	15,659,479

Intangible assets, Canadian GAAP	$13,627,979	$14,643,729	$15,659,479

Deficit
	December 31
	2010	2009	2008
Deficit, U.S. GAAP	$(248,910,761)	$(236,495,281)	$(227,746,124)
Adjustment for in–process research and development	13,627,979	14,643,729	15,659,479

Deficit, Canadian GAAP	$(235,282,782)	$(221,851,552)	$(212,086,645)

Under Canadian GAAP, the in-process research and development acquired from Protiva on May 30, 2008 would be recorded on the Company’s Balance Sheet as intangible assets and would be amortized over its estimated useful life of 16 years. Under U.S. GAAP, the in-process research and development acquired from Protiva was expensed at the time of acquisition as it has no alternative future use.

Other disclosures require by Canadian GAAP

Capital Disclosures

The Company’s board of directors’ (“Board”) policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management defines capital as the Company’s total shareholders’ equity. To maintain the capital structure, the Company may

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

attempt to issue new shares, acquire or dispose of assets or structure collaborative and license agreements in a particular way. The Company has not yet attained sustainable profitable operations, therefore the Board has not established quantitative return on capital criteria for management.

As of December 31, 2010 the Company’s total equity was $10,732,578 (2009 - $22,462,525).

In the year ended December 31, 2010, total equity decreased 52% and in the year ended December 31, 2009, total equity decreased 27%, in both cases due to an increase in deficit. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010 or the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

Interest rate risk

The Company invests its cash reserves in bankers’ acceptances and high interest savings accounts issued by major Canadian banks. The Company’s audit committee approves a list of acceptable investments on a quarterly basis. A 100 basis point decrease in the interest rate would have resulted in the Company earning no interest and an increase in net losses of $151,973 for the year ended December 31, 2010. A 100 basis point increase in interest rates would have resulted in a decrease in net losses of $151,973. This analysis assumes that all other variables, in particular interest rates, remain constant.

At December 31, 2010, the Company’s cash equivalents held in bankers’ acceptances and high interest savings accounts bore a weighted average interest rate of 1.2% (December 31, 2009 – 0.4%).